EXHIBIT 99.89

 Alamos Gold Inc.

130 Adelaide Street West, Suite 2200	Telephone: (416) 368-9932 ext. 409
Toronto, Ontario, Canada	E-Mail: mjutras@alamosgold.com
M5H 3P5

CERTIFICATE of AUTHOR

I, Marc Jutras, P.Eng., M.A.Sc., do hereby certify that:

1.

I am currently employed as Director Mineral Resource for Alamos Gold Inc. located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada. M5H 3P5. I have contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012.

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.

I am a graduate of the University of Quebec in Chicoutimi in 1983, and hold a Bachelor’s degree in Geological Engineering. I am also a graduate of the Ecole Polytechnique of Montreal in 1989, and hold a Master’s degree of Applied Sciences in Geostatistics.

4.

I am a registered Professional Engineer (license # 24598) with the Association of Professional Engineers and Geoscientists of the Province of British Columbia. I am also a registered Engineer (license # 38380) with the Order of Engineers of Quebec.

5.	I have worked as a geological engineer for a total of 28 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (Nl 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of Nl 43-101.

7.

I am one of the authors of this Technical Report prepared for Alamos Gold and dated December 21, 2012. I have prepared and am responsible for Section 14 (Mineral Resource Estimates) of the Technical Report. I am also responsible and have overseen the preparation of Section 19 (Market Studies and Contracts). I have visited the property on April 19-25, 2009, and on April 28 – May 2, 2010,

8.	I have had prior involvement with the property that is the subject of the Technical Report with the previous report issued in March 2011.

 Alamos Gold Inc.

130 Adelaide Street West, Suite 2200	Telephone: (416) 368-9932 ext. 409
Toronto, Ontario, Canada	E-Mail: mjutras@alamosgold.com
M5H 3P5

9.	I am not independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

10.

As of the date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Dated this 21st Day of December 2012

Signature of Qualified Person

Marc Jutras
Print Name of Qualified Person

Alamos Gold Inc.